                                                         OMB APPROVAL

                                                     OMB NUMBER: 3235-0145
                                                  EXPIRES: DECEMBER 31, 1997
                                                ESTIMATED AVERAGE BURDEN HOURS
                                                      PER RESPONSE: 14.90









                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                              CYCLO(3)PSS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   232 537 209
          ------------------------------------------------------------
                                 (CUSIP Number)

             JACK A. BENAROYA, 1001 FOURTH AVENUE PLAZA, SUITE 4700
                    SEATTLE, WASHINGTON 98154 (206) 343-4750
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                OCTOBER 13, 1997
                           -------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     594 907 107                                            PAGE 2 OF 6

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 JACK A. BENAROYAL.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
           PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            USA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          504,605 shares
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                 -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            504,605 shares
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      504,605 shares
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              3.9%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 232 537 209                                              Page 3 of 6


        Item 1.       Security and Issuer.

        This Schedule relates to the common stock, $.001 par value (the "Common Stock"), of Cyclo3pss Corporation (the "Company"), which has its principal executive offices at 3646 West 2100 South, Salt Lake City, Utah 84120.

        Item 2.       Identity and Background.

        (a) This Amendment No. 1 to Schedule 13D is filed by Jack A. Benaroya.

        (b) Mr. Benaroya's business address is 1001 Fourth Avenue Plaza, Suite 4700, Seattle, Washington 98154.

        (c) Mr. Benaroya's principal occupation or employment is acting as a private investor and as President of The Benaroya Company, 1001 Fourth Avenue Plaza, Suite 4700, Seattle, Washington 98154.

        (d)-(e) During the last five years, Mr. Benaroya has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or caused him to be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Mr. Benaroya is a citizen of the United States.

        Item 3.       Source and Amount of Funds or Other Consideration.

        The shares of Common Stock and warrants reported herein were acquired in transactions previously described in Item 3 of Mr. Benaroya's Schedule 13D filing dated August 2, 1996, which is incorporated herein by this reference. Additional shares of Common Stock were acquired on August 28, 1997, as described in Item 5(c) below, which is incorporated herein by reference.

        Item 4.       Purpose of Transaction.

        Mr. Benaroya acquired the shares of Common Stock and warrants reported herein for investment purposes, and with the intention that, as with all investments in his portfolio, he would from time to time conduct a review of the performance and condition of particular investments, of the performance and balance of his entire portfolio, of potential investment or liquidity opportunities and his needs for liquidity, and of conditions in the securities markets and general economic

CUSIP NO. 232 537 209                                              Page 4 of 6


conditions. Mr. Benaroya will continue to consider various alternative courses of action and will in the future either maintain his current equity position in the Company or take such other actions with respect to the Company (which may likely include periodic liquidations or distributions of the Common Stock and warrants reported herein) as he deems appropriate in light of the circumstances existing from time to time.

        Mr. Benaroya has no current plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

        Item 5.       Interest in Securities of the Issuer.

        (a) As of the close of business on October 15, 1997, Mr. Benaroya beneficially owns an aggregate of 504,605 shares of the Common Stock, representing approximately 3.9% of the Common Stock outstanding. The 504,605 figure includes 476,034 shares owned currently, and 28,571 shares which may be purchased by Mr. Benaroya pursuant to currently exercisable warrants. The percentages in this Schedule 13D are based on the 12,798,340 shares of Common Stock outstanding as of July 14, 1997, as reported in the Company's Form 10- QSB for the quarter ending May 31, 1997 (which is the most recent quarterly report available as of the date of this filing).

        (b) Mr. Benaroya has the sole power to vote or to direct the vote and to dispose or direct the disposition of the shares of Common Stock referenced in
Item 5(a).

        (c) On August 28, 1997, Mr. Benaroya converted $119,434 of principal and interest owing to him under a promissory note from the Company into 119,434 shares of the Common Stock. At the same time, the exercise price of 28,571 warrants received by Mr. Benaroya in connection with the original loan transaction was reduced from $4.00 to $2.00 per share. Mr. Benaroya also effected sales on NASDAQ of the following amounts of Common Stock on the following dates and at the following prices:


========================================================================
DATE                       No. of Shares        Price Per Share
------------------------------------------------------------------------
October 10, 1997           10,000               1.919
------------------------------------------------------------------------
October 10, 1997           25,000               2.125
------------------------------------------------------------------------
October 10, 1997           10,000               2.344
------------------------------------------------------------------------
October 10, 1997           10,000               2.500
------------------------------------------------------------------------


CUSIP NO. 232 537 209                                              Page 5 of 6



------------------------------------------------------------------------
October 10 1997            10,000               2.750
------------------------------------------------------------------------
October 10, 1997           5,000                2.625
------------------------------------------------------------------------
October 10, 1997           5,000                2.938
------------------------------------------------------------------------
October 10, 1997           10,000               3.125
------------------------------------------------------------------------
October 10, 1997           10,000               2.844
------------------------------------------------------------------------
October 10, 1997           2,000                2.594
------------------------------------------------------------------------
October 10, 1997           10,000               2.625
------------------------------------------------------------------------
October 10, 1997           5,000                2.625
------------------------------------------------------------------------
October 13, 1997           10,800               3.545
------------------------------------------------------------------------
October 13, 1997           14,200               3.000
------------------------------------------------------------------------
October 13, 1997           25,000               2.875
------------------------------------------------------------------------
October 13, 1997           10,000               3.063
------------------------------------------------------------------------
October 13, 1997           10,000               3.250
------------------------------------------------------------------------
October 13, 1997           10,000               3.375
------------------------------------------------------------------------
October 13, 1997           10,000               3.500
------------------------------------------------------------------------
October 13, 1997           10,000               3.188
------------------------------------------------------------------------
October 13, 1997           17,500               3.250
------------------------------------------------------------------------
October 13, 1997           2,500                3.256
------------------------------------------------------------------------
October 14, 1997           3,800                3.500
------------------------------------------------------------------------
October 14, 1997           6,200                3.375
------------------------------------------------------------------------
October 14, 1997           2,000                3.250
------------------------------------------------------------------------
October 14, 1997           20,000               2.720
------------------------------------------------------------------------
October 15, 1997           4,400                2.695
------------------------------------------------------------------------
October 15, 1997           10,000               2.281
========================================================================


As a result of these sales, Mr. Benaroya's beneficial ownership has been reduced below five percent of the outstanding shares of Common Stock. This change in beneficial ownership terminates Mr. Benaroya's obligation to continue reporting under Section 13(d).

CUSIP NO. 232 537 209                                              Page 6 of 6


        (d) Not applicable.

        (e) Mr. Benaroya ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock on October 13, 1997.

        Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Except as set forth in this Schedule 13D, Mr. Benaroya does not have any contracts or arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of any such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

        Item 7.       Material to be Filed as Exhibits.

        None.

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: October 15, 1997.



                                                  /s/ JACK A. BENAROYA
                                                  -----------------------------
                                                  Jack A. Benaroya